UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number:  001-34153

Global Ship Lease, Inc.
(Translation of registrant's name into English)

c/o Portland House, Stag Place, London SW1E 5RS, United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Attached hereto as Exhibit I is a press release dated May 7, 2019 of Global Ship Lease, Inc. (the “Company”) reporting the Company’s financial results for the three months ended March 31, 2019. Attached hereto as Exhibit II are the Company’s interim unaudited consolidated financial statements for the three months ended March 31, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.
(registrant)

Dated: May 7, 2019	By:	/s/ Ian J. Webber
Ian J. Webber
Chief Executive Officer

Exhibit I

Investor and Media Contacts:
The IGB Group
Bryan Degnan
646-673-9701
or
Leon Berman
212-477-8438
Global Ship Lease Reports Results for the First Quarter of 2019
LONDON, ENGLAND — May 7, 2019 - Global Ship Lease, Inc. (NYSE:GSL) (the “Company” or “Global Ship Lease”), a containership charter owner, announced today its unaudited results for the three months ended March 31, 2019.

First Quarter 2019

- Reported operating revenues(1) of $64.5 million for the first quarter 2019.
- Reported net income(2) of $10.1 million for the first quarter 2019.
- Generated $40.5 million of Adjusted EBITDA(3) for the first quarter 2019.
- Effected a one-for-eight reverse stock split of the Company's Class A common shares following approval at a special meeting of shareholders held on March 20, 2019. The reverse stock split became effective as of the opening of trading on the NYSE on March 25, 2019.
- Agreed a three-year charter with Hapag-Lloyd for the 2015-built, 9,115 TEU containership UASC Al Khor. The new charter, which is in direct continuation of the current charter, is expected to commence in June, 2019, with re-delivery in the second quarter 2022. The charter is expected to generate approximately $28 million of Adjusted EBITDA.
- Agreed a minimum 30-month / maximum 38-month charter with Maersk Line for the 2000-built, 5,936 TEU containership Tasman. The new charter is expected to commence in July 2019 on the completion of the current charter and is subject to a further 12-month extension at the charterer’s option. The charter is expected to generate approximately $5.3 million of Adjusted EBITDA for the median firm period and an additional $4.4 million if the 12-month extension option is exercised.
- Agreed minimum 21-month / maximum 24-month charters with ZIM for the 2000-built, 5,936 TEU containerships Dimitris Y and Ian H. The new charters are expected to commence in June and July, 2019 in direct continuation of their current charters, and to generate approximately $4.4 million of Adjusted EBITDA per vessel for the median firm period.

- Agreed new five year charters with MSC for 8,667 TEU GSL Tianjin (built 2005) and OOCL Qingdao (built 2004) (to be renamed MSC Tianjin and MSC Qingdao). The new charters are expected to commence on redelivery of vessels by current charterers in late Q2 early Q3 and are expected to generate Adjusted EBITDA of approximately $25.6 million per vessel for the median firm period.
- Agreed to retrofit scrubbers on three vessels against longer charters at premium rates, already announced.
George Youroukos, Executive Chairman of Global Ship Lease, stated, “GSL has continued to benefit from the integrated commercial platform created through the Poseidon merger and from our ability to offer charterers vessels with what we believe to be best-in-class specifications and which provide the lowest slot costs in an increasingly cost-conscious liner industry. Amid consistently strong demand for our high-specification containerships, which are focused in vessel classes experiencing net supply contraction, we have made substantial progress in extending our forward contract coverage and locking in contracted cashflow at a time when charter rates have shown significant improvement. In particular, a recent surge of demand for high reefer capacity post-panamax vessels has enabled us to secure profitable, multi-year charters for some of the older vessels in our fleet. Moving forward, we remain confident in the supportive long-term fundamentals for mid-sized and smaller containerships, and we will continue to take action to fully unlock the value of GSL’s leading commercial capabilities, strong balance sheet, extensive contracted revenue, and high-quality, modern fleet.”
Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “Having successfully integrated GSL and Poseidon, we are seeing the anticipated wide-ranging benefits of our superior platform which are reflected in every aspect of our business. Our success in securing six longer-term charters in 2019 adds approximately $146 million, or 21.4%, to mid-point contracted net revenue, improving forward charter cover and cashflow visibility. Altogether, we are ensuring that GSL is in a position to fully benefit from opportunities arising out of the ongoing market recovery.”

SELECTED FINANCIAL DATA – UNAUDITED (thousands of U.S. dollars)
	Three	Three
	months ended	months ended
	March 31, 2019	March 31, 2018

Operating Revenues (1)	64,514	36,146
Operating income	29,225	15,491
Net Income (2)	10,052	4,192
Adjusted EBITDA(3)	40,527	23,653

The results for the three months ended March 31, 2019 include the results of the Poseidon Containers containerships acquired on November 15, 2018 (the “Poseidon Containers Fleet”).
(1) Operating Revenues are net of address commissions. Brokerage commissions are included in Time charter and voyage expenses.
(2) Net Income available to common shareholders.
(3) Adjusted EBITDA is a non-US Generally Accepted Accounting Principles (US GAAP) financial measure, as explained further in this press release, and are considered by Global Ship Lease to be a useful measure of its performance.  For reconciliations of this non-GAAP financial measure to net income, the most directly comparable US GAAP financial measure, please see “Reconciliation of Non-U.S. GAAP Financial Measure” below.

Following the Poseidon Transaction, minor reclassifications of expenses and balance sheet items have been made.
Operating Revenues and Utilization
The fleet generated operating revenues from fixed-rate time charters of $64.5 million in the three months ended March 31, 2019, an increase of $28.4 million compared to $36.1 million for the first quarter of 2018, with the increase principally due to the addition of the GSL Valerie in June 2018 and the Poseidon Containers Fleet on November 15, 2018, partially offset by reduced revenue from GSL Ningbo as the charter for this vessel renewed at a lower rate in September 2018. There were 3,420 ownership days in the quarter, an increase of 111% compared to 1,620 days in the first quarter of 2018, which was primarily due to the addition of the GSL Valerie and the Poseidon Containers Fleet. In the first quarter of 2019, there was no planned offhire from regulatory drydocking and five days of unplanned offhire, giving an overall utilization of 99.8%. There were 17 days offhire in the first quarter of 2018, of which 13 were for a scheduled drydocking, giving an overall utilization of 99.0%.
The table below shows our fleet utilization for the three months ended March 31, 2019 and 2018 and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014.
	Three months ended		Year ended
	Mar 31,	Mar 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,	Dec 31,
Days	2019	2018	2018	2017	2016	2015	2014

Ownership days	3,420	1,620	7,675	6,570	6,588	6,893	6,270
Planned offhire - scheduled drydockings	0	(13)	(34)	(62)	(100)	(9)	(48)
Unplanned offhire	(5)	(4)	(17)	(40)	(3)	(7)	(12)
Idle time	0	0	(47)	0	0	(13)	(64)
Operating days	3,415	1,603	7,577	6,468	6,485	6,864	6,146

Utilization	99.8%	99.0%	98.7%	98.4%	98.4%	99.6%	98.0%

There were two regulatory drydockings in 2018 and four in 2017. Four regulatory drydockings are due in 2019.
Vessel Operating Expenses
Vessel operating expenses, which include costs of crew, lubricating oil, repairs, maintenance, insurance and technical management fees, were $21.0 million for the three months ended March 31, 2019, compared to $10.4 million in the prior year period. The increase was due to 1,800 (up 111%) additional ownership days as a result of the acquisition of the Poseidon Containers Fleet and the addition of GSL Valerie. The average cost per ownership day in the quarter was $6,127, compared to $6,432 for the prior year period, down $305 per day.
Time Charter and Voyage Expenses
Time charter and voyage expenses comprise mainly commission paid to ship brokers, the cost of bunker fuel for owner’s account when a vessel is off-hire or idle and miscellaneous costs associated with a vessel’s voyage. Time charter and voyage expenses were $1.6 million for the three months ended March 31, 2019, compared to $0.1 million in the prior year period. The increase was mainly due to the addition of the Poseidon Containers Fleet, all of which incur such commission, compared to our legacy vessels, where commission has been paid only for those which have completed their initial charters to CMA CGM or OOCL and which have been employed on a new charter obtained with the assistance of a broker.

Depreciation and amortization
Depreciation and amortization for the three months ended March 31, 2019 was $10.8 million, compared to $8.2 million in the prior year period in 2018; the increase was mainly due to the addition of the Poseidon Containers Fleet offset by a reduction due to the effect of lower book values for a number of vessels following an impairment charge taken in December 2018 as well as a change in estimated scrap value per LWT to $400.
General and Administrative Expenses
General and administrative expenses were $2.0 million in the three months ended March 31, 2019, compared to $1.9 million in the prior year period. The increase was mainly due to increase in payroll and other costs associated with the Poseidon Transaction.
Adjusted EBITDA
As a result of the above, Adjusted EBITDA was $40.5 million for the three months ended March 31, 2019, an increase from $23.7 million for the prior year period, mainly as a result of the addition of the Poseidon Containers Fleet.
Interest Expense
Debt at March 31, 2019 totaled $882.9 million, comprising $340.0 million of indebtedness on our 9.875% notes due 2022 (our “Notes”), $34.8 million of indebtedness under a secured term loan, both collateralized by 18 vessels, $500.0 million bank debt collateralized by the Poseidon Containers Fleet and $8.1 million drawn under our growth facility and secured by one vessel.
Debt at March 31, 2018 totaled $414.8 million, comprised $360.0 million outstanding on our Notes and $54.8 million under the secured term loan.
Interest expense for the three months ended March 31, 2019, was $19.4 million, an increase of $8.6 million, or 80%, on the interest expense for the prior year period of $10.8 million due to the assumption of debt associated with the Poseidon Transaction.
Interest income for the three months ended March 31, 2019 was $0.4 million, an increase of $0.1 million compared to the prior year period. The increase was mainly due to higher average cash balances and increased interest rates.
Other income, net
Other income, net is mainly comprised of gains in bunkers following deliveries and redeliveries of vessels from charterers and passenger income. Other income, net was $0.5 million in the three months ended March 31, 2019, compared to $0.01 in the prior year period; the increase was mainly due to the addition of the Poseidon Containers Fleet.
Taxation
Taxation for the three months ended March 31, 2019 was $16,000 compared to $15,000 in the first quarter of 2018.
Earnings Allocated to Preferred Shares
The Series B Preferred Shares carry a coupon of 8.75%, the cost of which for the three months ended March 31, 2019 was $0.8 million, the same as in the prior year period.
Net Income Available to Common Shareholders
Net income for the three months ended March 31, 2019 was $10.1 million, compared to $4.2 million in the prior year period.

Fleet
The following table provides information about our fleet of 38 vessels as at March 31, 2019.
Vessel Name	TEUs	LWT	Year Built	Charterer	Earliest Charter Expiry Date	Latest Charter Expiry Date	Daily Charter Rate $

CMA CGM Thalassa	11,040	38,577	2008	CMA CGM	4Q25	1Q26	47,200
UASC Al Khor(1)	9,115	31,764	2015	Hapag-Lloyd	1Q19	2Q19(2)	40,000(2)
Anthea Y(1)	9,115	31,890	2015	COSCO	2Q20	3Q20	39,200
Maira XL(1)	9,115	31,820	2015	COSCO	2Q20	3Q20	39,200
GSL Tianjin	8,667	34,243	2005	CMA CGM	2Q19	3Q19(3)	13,000(3)
OOCL Qingdao	8,667	34,305	2004	OOCL	2Q19	2Q19(3)	14,000(3)
GSL Ningbo	8,667	34,243	2004	Maersk	2Q19	4Q20	12,100(4)
Mary(1)	6,927	23,424	2013	CMA CGM	3Q23	4Q23	25,910
Kristina (1)	6,927	23,424	2013	Wan Hai	2Q19	3Q19(5)	19,500(5)
Katherine(1)	6,927	23,424	2013	CMA CGM	1Q24	2Q24	25,910
Alexandra(1)	6,927	23,424	2013	ONE	2Q19	2Q19(5)	20,750(5)
Alexis(1)(6)	6,882	23,919	2015	Hapag-Lloyd	2Q19	2Q19(5)	20,000(5)
Olivia I(1)(7)	6,882	23,864	2015	CMA CGM	1Q24	2Q24	25,910
CMA CGM Berlioz	6,621	26,776	2001	CMA CGM	2Q21	4Q21	34,000
Agios Dimitrios	6,572	24,746	2011	MSC	3Q19	4Q23(8)	12,500(8)
Tasman	5,936	25,010	2000	ZIM	2Q19	3Q19(9)	11,500(9)
Dimitris Y	5,936	25,010	2000	ZIM	2Q19	3Q19(10)	16,750(10)
Ian H	5,936	25,128	2000	ZIM	2Q19	3Q19(10)	17,000(10)
Dolphin II	5,095	20,596	2007	HMM	2Q19	4Q19	7,700(11)
Orca I	5,095	20,696	2006	ZIM	2Q19	3Q19	11,750
CMA CGM Alcazar	5,089	20,087	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Château d’If	5,089	20,100	2007	CMA CGM	4Q20	2Q21	33,750
CMA CGM Jamaica	4,298	17,272	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM Sambhar	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
CMA CGM America	4,045	17,355	2006	CMA CGM	3Q22	1Q23	25,350
GSL Valerie	2,824	11,971	2005	CMA CGM	2Q19	3Q19	9,000
Athena	2,762	13,538	2003	MSC	1Q20	2Q20	9,000
Maira	2,506	11,453	2000	MSC	3Q19	3Q19	8,500
Nikolas	2,506	11,370	2000	MSC	1Q20	1Q20	9,000
Newyorker	2,506	11,463	2001	MSC	1Q20	1Q20	9,000
CMA CGM La Tour	2,272	11,742	2001	CMA CGM	3Q19	1Q20	15,300
CMA CGM Manet	2,272	11,742	2001	CMA CGM	3Q19	1Q20	15,300
CMA CGM Matisse	2,262	11,676	1999	CMA CGM	3Q19	1Q20	15,300
CMA CGM Utrillo	2,262	11,676	1999	CMA CGM	3Q19	1Q20	15,300
GSL Keta	2,207	11,731	2003	ANL	2Q19	3Q19	8,450
GSL Julie	2,207	11,731	2002	CMA CGM	3Q19	2Q20(12)	7,200(12)
Kumasi	2,207	11,731	2002	CMA CGM	4Q19	1Q21(13)	9,800(13)
Marie Delmas	2,207	11,731	2002	CMA CGM	4Q19	1Q21(13)	9,800(13)

(1)	Modern design, high reefer capacity, fuel efficient vessels.
(2)	Thereafter, in direct continuation, three years at an implied Adjusted EBITDA of $28.0 million for the period.
(3)	Thereafter, five years to MSC at an implied Adjusted EBITDA of $25.6 million for the period.
(4)	Rate increased to $12,400 per day from April 21, 2019. Charterer has option to extend by 12 months plus or minus 45 days from September 21, 2019 at $18,000 per day.
(5)	Thereafter, five years to CMA CGM at $25,910 per day
(6)	Previously UASC Bubiyan; renamed Alexis, effective April 24, 2019.
(7)	Previously UASC Yas; renamed Oliva I, effective March 19, 2019.
(8)	Thereafter, option for four years at $20,000 per day, callable by us
(9)
Thereafter, new charter with Maersk Line for 30 - 38 months at an implied Adjusted EBITDA of $5.3 million for the median period.  Additional 12 - month extension at charterer’s option, for an additional implied Adjusted EBITDA of $4.4 million.

(10)	Thereafter, in direct continuation, 21-24 month at an implied Adjusted EBITDA $4.4 million per vessel for the median firm period.
(11)	Rate increases to $11,500 per day from August 15, 2019.
(12)
$7,200 per day from March 16, 2019 to between August 16, 2019 and October 16, 2019, at charterer’s option, with an option in favour of charterer to extend from October 16, 2019 at $8,500 per day for six months plus or minus 30 days.

(13)	Option at $9,800 per day to December 31, 2020 plus or minus 90 days, callable by us.

Conference Call and Webcast
Global Ship Lease will hold a conference call to discuss the Company's results for the three months ended March 31, 2019 today, Tuesday May 7, 2019 at 10:00 a.m. Eastern Time. There are two ways to access the conference call:
   (1) Dial-in: (877) 445-2556 or (908) 982-4670; Passcode: 8458699
 Please dial in at least 10 minutes prior to 10:30 a.m. Eastern Time to ensure a prompt start to the call.
   (2) Live Internet webcast and slide presentation: http://www.globalshiplease.com
If you are unable to participate at this time, a replay of the call will be available through Thursday, May 23, 2019 at (855) 859-2056 or (404) 537-3406. Enter the code 8458699 to access the audio replay. The webcast will also be archived on the Company’s website: http://www.globalshiplease.com.
Annual Report on Form 20-F
The Company’s Annual Report for 2018 is on file with the Securities and Exchange Commission.  A copy of the report can be found under the Investor Relations section (Annual Reports) of the Company’s website at http://www.globalshiplease.com   Shareholders may request a hard copy of the audited financial statements free of charge by contacting the Company at info@globalshiplease.com or by writing to Global Ship Lease, Inc, care of Global Ship Lease Services Limited, Portland House, Stag Place, London SW1E 5RS or by telephoning +44 (0) 207 869 8806.
About Global Ship Lease
Global Ship Lease is a leading independent owner of containerships with a diversified fleet of mid-sized and smaller containerships. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under fixed-rate charters to top tier container liner companies. On November 15, 2018, it completed a strategic combination with Poseidon Containers.
Global Ship Lease owns 38 vessels ranging from 2,207 to 11,040 TEU, of which nine are fuel efficient new-design wide beam, with a total capacity of 200,615 TEU and an average age, weighted by TEU capacity, of 11.3 years determined as at March 31, 2019.
The average remaining term of the charters at March 31, 2019, including subsequent announcements and to the mid-point of redelivery, including options under owners control, was 3.0 years on a TEU-weighted basis. Contracted revenue on the same basis is $826.3 million. Contracted revenue is $891.1, including options under charterers control and with latest redelivery date, representing a weighted average remaining term of 3.2 years.
Reconciliation of Non-U.S. GAAP Financial Measure
Adjusted EBITDA
Adjusted EBITDA represents net income before interest income and expense including amortization of deferred finance costs, earnings allocated to preferred shares, income taxes, depreciation and amortization of drydocking costs.  Adjusted EBITDA is a non-US GAAP quantitative measure used to assist in the assessment of the Company's ability to generate cash from its operations.  We believe that the presentation of Adjusted EBITDA is useful to investors because it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Adjusted EBITDA is not defined in US GAAP and should not be considered to be an alternate to Net income or any other financial metric required by such accounting principles. Our use of Adjusted EBITDA may vary from the use of similarly titled measures by others in our industry.

ADJUSTED EBITDA - UNAUDITED
(thousands of U.S. dollars)

	Three months ended Mar 31, 2019	Three months ended Mar 31, 2018
Net income available to common shareholders	10,052	4,192

Adjust: Depreciation and amortization	10,758	8,156
Interest income	(417)	(269)
Interest expense	19,352	10,793
Income taxes	16	15
Earnings allocated to preferred shares	766	766

Adjusted EBITDA	40,527	23,653

Safe Harbor Statement
This communication contains forward-looking statements. Forward-looking statements provide Global Ship Lease's current expectations or forecasts of future events. Forward-looking statements include statements about Global Ship Lease's expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as "anticipate," "believe," "continue," "estimate," "expect," "intend," "may," "ongoing," "plan," "potential," "predict," "project," "will" or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. These forward-looking statements are based on assumptions that may be incorrect, and Global Ship Lease cannot assure you that these projections included in these forward-looking statements will come to pass. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors.
The risks and uncertainties include, but are not limited to:
•	future operating or financial results;
•	expectations regarding the future growth of the container shipping industry, including the rates of annual demand and supply growth;
•	the financial condition of our charterers, particularly CMA CGM, our principal charterer and main source of operating revenue, and their ability to pay charterhire in accordance with the charters;
•
Global Ship Lease’s financial condition and liquidity, including its level of indebtedness or ability to obtain additional financing to fund capital expenditures, vessel acquisitions and other general corporate purposes;

•	Global Ship Lease’s ability to meet its financial covenants and repay its credit facilities;
•
Global Ship Lease’s expectations relating to dividend payments and forecasts of its ability to make such payments including the availability of cash and the impact of constraints under its credit facility;

•	risks relating to the acquisition of Poseidon Containers and Global Ship Lease’s ability to realize the anticipated benefits of the acquisition;
•	future acquisitions, business strategy and expected capital spending;
•	operating expenses, availability of crew, number of off-hire days, drydocking and survey requirements and insurance costs;
•	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;
•	assumptions regarding interest rates and inflation;
•	changes in the rate of growth of global and various regional economies;
•	risks incidental to vessel operation, including piracy, discharge of pollutants and vessel accidents and damage including total or constructive total loss;
•	estimated future capital expenditures needed to preserve its capital base;
•	Global Ship Lease’s expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of its ships;
•	Global Ship Lease’s continued ability to enter into or renew long-term, fixed-rate charters or other vessel employment arrangements;
•	the continued performance of existing long-term, fixed-rate time charters;
•	Global Ship Lease’s ability to capitalize on its management’s and board of directors’ relationships and reputations in the containership industry to its advantage;
•	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;
•	expectations about the availability of insurance on commercially reasonable terms;
•	unanticipated changes in laws and regulations including taxation;
•	potential liability from future litigation.
Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Global Ship Lease's actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in Global Ship Lease's filings with the U.S Securities and Exchange Commission (the “SEC”).  Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Global Ship Lease undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Global Ship Lease describes in the reports it will file from time to time with the SEC after the date of this communication.

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

		As of
	Note	March 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$97,966	$82,059
Restricted cash		3,023	2,186
Accounts receivable, net		1,738	1,927
Inventories		5,327	5,769
Prepaid expenses and other current assets		7,162	6,214
Due from related parties	5	1,086	817
Total current assets		$116,302	$98,972
NON-CURRENT ASSETS
Vessels in operation	3	$1,103,604	$1,112,766
Other fixed assets		4	5
Intangible assets-charter agreements		4,430	5,400
Deferred charges, net		8,661	9,569
Other non-current assets		291	948
Restricted cash, net of current portion		5,938	5,827
Total non-current assets		1,122,928	1,134,515
TOTAL ASSETS		$1,239,230	$1,233,487
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$7,140	$9,586
Accrued liabilities		21,576	15,407
Current portion of long-term debt	4	74,533	64,088
Deferred revenue		2,637	3,118
Due to related parties	5	1,548	3,317
Total current liabilities		107,434	95,516
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	$797,406	$813,130
Intangible liability-charter agreements		7,967	8,470
Deferred tax liability		9	9
Total non-current liabilities		805,382	821,609
Total liabilities		$912,816	$917,125
Commitments and Contingencies	6		—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding (2018 – 9,017,205 shares)	7	$99	$90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	7	—	9
Series B Preferred Shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2018 – 14,000 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	7	3	3
Additional paid in capital		512,379	512,379
Accumulated deficit		(186,067)	(196,119)
Total shareholders' equity		326,414	316,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,239,230	$1,233,487

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

		Three months ended March 31,
	Note	2019	2018
OPERATING REVENUES
Time charter revenue		$29,881		$5,770
Time charter revenue-related parties	5	34,633		30,376
		64,514		36,146
OPERATING EXPENSES:
Vessel operating expenses		19,150		10,098
Vessel operating expenses-related parties	5	1,805		322
Time charter and voyage expenses		1,121		144
Time charter and voyage expenses-related parties		430		—
Depreciation and amortization	3	10,758		8,156
General and administrative expenses		2,025		1,935
Operating Income		29,225		15,491

Interest income		417		269
Interest and other financial expense		(19,352)		(10,793)
Other income, net		544		6
Total non operating expense		(18,391)		(10,518)
Income before income taxes		10,834		4,973
Income taxes		(16)		(15)
Net Income		$10,818		$4,958
Earnings allocated to Series B Preferred Shares	7	(766)		(766)
Net Income available to Common Shareholders		$10,052		$4,192
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	9	9,932,664		6,001,217

Net Income per Class A common share
Basic and diluted (including RSU’s without service conditions)	9	$0.44		$0.72

Weighted average number of Class B common shares outstanding
Basic and diluted	9	nil		925,745

Net Income per Class B common share
Basic and diluted	9	$ nil	$	nil

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

		Three months ended March 31,
	Note	2019	2018
Cash flows from operating activities:
Net Income		$10,818	$4,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	10,758	8,156
Amortization of deferred financing costs	4	745	1,029
Amortization of original issue discount / premium on repurchase of notes	4	202	201
Amortization of intangible asset/liability-charter agreements		468	(443)
Share based compensation	8	—	45
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(94)	(1,104)
Decrease (increase) increase in inventories		442	(1,783)
Increase in accounts payable and other liabilities		3,719	7,850
(Decrease) increase in related parties' balances	5	(2,038)	1,838
Decrease in deferred revenue		(481)	(312)
Unrealized foreign exchange (gain) loss		(5)	4
Net cash provided by operating activities		24,534	20,439
Cash flows from investing activities:
Cash paid for vessel improvements		(637)	(150)
Cash paid for dry-dockings		(50)	(373)
Cash paid for vessel deposits		—	(1,128)
Net cash used in investing activities		(687)	(1,651)
Cash flows from financing activities:
Repayment of credit facilities	4	(6,226)	—
Series B Preferred Shares-dividends paid	7	(766)	(766)
Net cash used in financing activities		(6,992)	(766)
Net increase in cash and cash equivalents and restricted cash		16,855	18,022
Cash and cash equivalents and restricted cash at beginning of the period		90,072	73,266
Cash and cash equivalents and restricted cash at end of the period		$106,927	$91,288
Supplementary Cash Flow Information:
Cash paid for interest		$9,563	$648
Cash paid for income taxes		$—	$12
Non-cash investing activities:
Unpaid capitalized expenses		$826	$—

Exhibit II

GLOBAL SHIP LEASE, INC.

INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2019

Global Ship Lease, Inc.

Interim Unaudited Consolidated Balance Sheets

(Expressed in thousands of U.S. dollars except share data)

		As of
	Note	March 31, 2019	December 31, 2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents		$97,966	$82,059
Restricted cash		3,023	2,186
Accounts receivable, net		1,738	1,927
Inventories		5,327	5,769
Prepaid expenses and other current assets		7,162	6,214
Due from related parties	5	1,086	817
Total current assets		$116,302	$98,972
NON-CURRENT ASSETS
Vessels in operation	3	$1,103,604	$1,112,766
Other fixed assets		4	5
Intangible assets-charter agreements		4,430	5,400
Deferred charges, net		8,661	9,569
Other non-current assets		291	948
Restricted cash, net of current portion		5,938	5,827
Total non-current assets		1,122,928	1,134,515
TOTAL ASSETS		$1,239,230	$1,233,487
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable		$7,140	$9,586
Accrued liabilities		21,576	15,407
Current portion of long-term debt	4	74,533	64,088
Deferred revenue		2,637	3,118
Due to related parties	5	1,548	3,317
Total current liabilities		107,434	95,516
LONG-TERM LIABILITIES
Long-term debt, net of current portion and deferred financing costs	4	$797,406	$813,130
Intangible liability-charter agreements		7,967	8,470
Deferred tax liability		9	9
Total non-current liabilities		805,382	821,609
Total liabilities		$912,816	$917,125
Commitments and Contingencies	6		—
SHAREHOLDERS' EQUITY
Class A common shares - authorized 214,000,000 shares with a $0.01 par value 9,942,950 shares issued and outstanding (2018 – 9,017,205 shares)	7	$99	$90
Class B common shares - authorized 20,000,000 shares with a $0.01 par value nil shares issued and outstanding (2018 – 925,745 shares)	7	—	9
Series B Preferred Shares - authorized 16,100 shares with a $0.01 par value 14,000 shares issued and outstanding (2018 – 14,000 shares)	7	—	—
Series C Preferred Shares - authorized 250,000 shares with a $0.01 par value 250,000 shares issued and outstanding (2018 - 250,000 shares)	7	3	3
Additional paid in capital		512,379	512,379
Accumulated deficit		(186,067)	(196,119)
Total shareholders' equity		326,414	316,362
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$1,239,230	$1,233,487

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Income

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2019	2018
OPERATING REVENUES
Time charter revenue		$29,881		$5,770
Time charter revenue-related parties	5	34,633		30,376
		64,514		36,146
OPERATING EXPENSES:
Vessel operating expenses		19,150		10,098
Vessel operating expenses-related parties	5	1,805		322
Time charter and voyage expenses		1,121		144
Time charter and voyage expenses-related parties		430		—
Depreciation and amortization	3	10,758		8,156
General and administrative expenses		2,025		1,935
Operating Income		29,225		15,491

Interest income		417		269
Interest and other financial expense		(19,352)		(10,793)
Other income, net		544		6
Total non operating expense		(18,391)		(10,518)
Income before income taxes		10,834		4,973
Income taxes		(16)		(15)
Net Income		$10,818		$4,958
Earnings allocated to Series B Preferred Shares	7	(766)		(766)
Net Income available to Common Shareholders		$10,052		$4,192
Earnings per Share
Weighted average number of Class A common shares outstanding
Basic and diluted (including RSU’s without service conditions)	9	9,932,664		6,001,217

Net Income per Class A common share
Basic and diluted (including RSU’s without service conditions)	9	$0.44		$0.72

Weighted average number of Class B common shares outstanding
Basic and diluted	9	nil		925,745

Net Income per Class B common share
Basic and diluted	9	$ nil	$	nil

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Cash Flows

(Expressed in thousands of U.S. dollars except share data)

		Three months ended March 31,
	Note	2019	2018
Cash flows from operating activities:
Net Income		$10,818	$4,958
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3	10,758	8,156
Amortization of deferred financing costs	4	745	1,029
Amortization of original issue discount / premium on repurchase of notes	4	202	201
Amortization of intangible asset/liability-charter agreements		468	(443)
Share based compensation	8	—	45
Changes in operating assets and liabilities:
Increase in accounts receivable and other assets		(94)	(1,104)
Decrease (increase) increase in inventories		442	(1,783)
Increase in accounts payable and other liabilities		3,719	7,850
(Decrease) increase in related parties' balances	5	(2,038)	1,838
Decrease in deferred revenue		(481)	(312)
Unrealized foreign exchange (gain) loss		(5)	4
Net cash provided by operating activities		24,534	20,439
Cash flows from investing activities:
Cash paid for vessel improvements		(637)	(150)
Cash paid for dry-dockings		(50)	(373)
Cash paid for vessel deposits		—	(1,128)
Net cash used in investing activities		(687)	(1,651)
Cash flows from financing activities:
Repayment of credit facilities	4	(6,226)	—
Series B Preferred Shares-dividends paid	7	(766)	(766)
Net cash used in financing activities		(6,992)	(766)
Net increase in cash and cash equivalents and restricted cash		16,855	18,022
Cash and cash equivalents and restricted cash at beginning of the period		90,072	73,266
Cash and cash equivalents and restricted cash at end of the period		$106,927	$91,288
Supplementary Cash Flow Information:
Cash paid for interest		$9,563	$648
Cash paid for income taxes		$—	$12
Non-cash investing activities:
Unpaid capitalized expenses		$826	$—

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Interim Unaudited Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of U.S. dollars except share data)

		Number of Series B Preferred Shares at par value $0.01	Number of Series C Preferred Shares at par value $0.01
	Number of Common Shares				Series B	Series C	Additional paid-in capital		Total
	at par value $0.01			Common Shares	Preferred Shares	Preferred Shares		Accumulated Deficit	Shareholders' Equity
Balance at December 31, 2017	6,876,961	14,000	—	$550	$ —	$ —	$ 386,748	$ (135,693)	$ 251,605

Restricted Stock Units (Note 8)	—	—	—	—	—	—	277	—	277
Net Income for the period	—	—	—	—	—	—	—	4,958	4,958
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2018	6,876,961	14,000	—	$550	$ —	$ —	$ 387,025	$ (131,501)	$ 256,074

Balance at December 31, 2018	9,942,950	14,000	250,000	$99	$ —	$3	$512,379	$(196,119)	$ 316,362
Net Income for the period	—	—	—	—	—	—	—	10,818	10,818
Series B Preferred Shares dividend (Note 7)	—	—	—	—	—	—	—	(766)	(766)
Balance at March 31, 2019	9,942,950	14,000	250,000	$99	$ —	$3	$512,379	$(186,067)	$ 326,414

See accompanying notes to interim unaudited consolidated financial statements

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business

On August 14, 2008, Global Ship Lease, Inc. (the “Company”) merged indirectly with Marathon Acquisition Corp. (“Marathon”), a company then listed on The American Stock Exchange. Under the merger agreement, Marathon, a U.S. corporation, first merged with its wholly owned Marshall Islands subsidiary, GSL Holdings, Inc. (“Holdings”), with Holdings continuing as the surviving company. Global Ship Lease, Inc., at that time a subsidiary of CMA CGM S.A. (“CMA CGM”), then merged with Holdings, with Holdings again being the surviving company. Holdings was renamed Global Ship Lease, Inc. and became listed on the New York Stock Exchange on August 15, 2008 (the “Marathon Merger”).
On November 15, 2018, the Company completed the acquisition of 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018, from Poseidon Containers Holdings LLC and K&T Marine LLC (together, “Poseidon Containers”) and the transaction (the “Poseidon Transaction”). References herein to “GSL Fleet” are to the 19 vessels that were owned by the Company prior to the consummation of the Poseidon Transaction, and references to “Poseidon Fleet” are to the 19 vessels that were acquired by the Company from Poseidon Containers upon consummation of the Poseidon Transaction, excluding the one additional vessel acquired but held for sale and was delivered to its new owner on December 19, 2018.
On March 25, 2019, the Company’s common shares began trading on a reverse-split-adjusted basis, following approval received from the Company’s shareholders at a Special Meeting held on March 20, 2019 and subsequently approval from the Company’s Board of Directors to reverse split the Company’s common shares at a ratio of one-for-eight.
The Class A common shares and Class B common shares per share amounts disclosed in the interim unaudited consolidated financial statements and notes give effect to the reverse stock split retroactively, for all periods presented.
The Company’s business is to own and charter out containerships to leading liner companies. As of March 31, 2019, the Company owned 38 vessels with average age weighted by TEU capacity of 11.3 years.
The following table provides information about the vessels:
Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Global Ship Lease 3 Limited	GSL	Cyprus	CMA CGM Matisse(3)	2,262	1999	3Q19
Global Ship Lease 4 Limited	GSL	Cyprus	CMA CGM Utrillo(3)	2,262	1999	3Q19
Global Ship Lease 5 Limited	GSL	Cyprus	GSL Keta	2,207	2003	2Q19
Global Ship Lease 6 Limited	GSL	Cyprus	GSL Julie	2,207	2002	3Q19
Global Ship Lease 7 Limited	GSL	Cyprus	Kumasi	2,207	2002	4Q19
Global Ship Lease 8 Limited	GSL	Cyprus	Marie Delmas(3)	2,207	2002	4Q19
Global Ship Lease 9 Limited	GSL	Cyprus	CMA CGM La Tour	2,272	2001	3Q19
Global Ship Lease 10 Limited	GSL	Cyprus	CMA CGM Manet	2,272	2001	3Q19
Global Ship Lease 12 Limited	GSL	Cyprus	CMA CGM Château d’If	5,089	2007	4Q20
Global Ship Lease 13 Limited	GSL	Cyprus	CMA CGM Thalassa(3)	11,040	2008	4Q25
Global Ship Lease 14 Limited	GSL	Cyprus	CMA CGM Jamaica(3)	4,298	2006	3Q22
Global Ship Lease 15 Limited	GSL	Cyprus	CMA CGM Sambhar	4,045	2006	3Q22
Global Ship Lease 16 Limited	GSL	Cyprus	CMA CGM America(3)	4,045	2006	3Q22
Global Ship Lease 20 Limited	GSL	Hong Kong	GSL Tianjin	8,667	2005	2Q19
Global Ship Lease 21 Limited	GSL	Hong Kong	OOCL Qingdao(3)	8,667	2004	2Q19
Global Ship Lease 22 Limited	GSL	Hong Kong	GSL Ningbo(3)	8,667	2004	2Q19
Global Ship Lease 23 Limited	GSL	Hong Kong	CMA CGM Berlioz(3)	6,621	2001	2Q21
Global Ship Lease 26 Limited	GSL	Hong Kong	GSL Valerie	2,824	2005	2Q19
GSL Alcazar Inc.	GSL	Marshall Islands	CMA CGM Alcazar(3)	5,089	2007	4Q20

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

1. Description of Business (continued)

Company Name (1)	Fleet	Country of Incorporation	Vessel Name	Capacity in TEUs (2)	Year Built	Earliest Charter Expiry Date
Aris Marine LLC	Poseidon	Marshall Islands	Maira	2,506	2000	3Q19
Aphrodite Marine LLC	Poseidon	Marshall Islands	Nikolas	2,506	2000	1Q20
Athena Marine LLC	Poseidon	Marshall Islands	Newyorker	2,506	2001	1Q20
Hephaestus Marine LLC	Poseidon	Marshall Islands	Dolphin II	5,095	2007	2Q19
Pericles Marine LLC	Poseidon	Marshall Islands	Athena	2,762	2003	1Q20
Zeus One Marine LLC	Poseidon	Marshall Islands	Orca I	5,095	2006	2Q19
Leonidas Marine LLC	Poseidon	Marshall Islands	Agios Dimitrios	6,572	2011	3Q19
Alexander Marine LLC	Poseidon	Marshall Islands	Mary	6,927	2013	3Q23
Hector Marine LLC	Poseidon	Marshall Islands	Kristina	6,927	2013	2Q19(4)
Ikaros Marine LLC	Poseidon	Marshall Islands	Katherine	6,927	2013	1Q24
Tasman Marine LLC	Poseidon	Marshall Islands	Tasman	5,936	2000	2Q19
Hudson Marine LLC	Poseidon	Marshall Islands	Dimitris Y	5,936	2000	2Q19
Drake Marine LLC	Poseidon	Marshall Islands	Ian H	5,936	2000	2Q19
Phillipos Marine LLC	Poseidon	Marshall Islands	Alexandra	6,927	2013	2Q19(4)
Aristoteles Marine LLC	Poseidon	Marshall Islands	UASC Bubiyan(5)	6,882	2015	2Q19(4)
Menelaos Marine LLC	Poseidon	Marshall Islands	Olivia I (ex. UASC Yas)	6,882	2015	1Q24
Laertis Marine LLC	Poseidon	Marshall Islands	UASC Al Khor	9,115	2015	1Q22(6)
Penelope Marine LLC	Poseidon	Marshall Islands	Maira XL	9,115	2015	2Q20
Telemachus Marine LLC	Poseidon	Marshall Islands	Anthea Y	9,115	2015	2Q20

(1) All subsidiaries are 100% owned, either directly or indirectly;
(2) Twenty-foot Equivalent Units;
(3) The management of these vessels was transferred to Technomar during the quarter ended March 31, 2019;
(4) Thereafter, five years to CMA CGM at $25,910 per day;
(5) Renamed as M/V Alexis effective April 24, 2019;
(6) Entered into a three-year charter with Hapag-Loyd commencing on June 1, 2019 at $34,000 per day.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures

(a)	Basis of Presentation

The accompanying financial information is unaudited and reflects all adjustments, consisting solely of normal recurring adjustments, which, in the opinion of management, are necessary for a fair statement of financial position and results of operations for the interim periods presented. The financial information does not include all disclosures required under United States Generally Accepted Accounting Principles (“US GAAP”) for annual financial statements. These interim unaudited consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2018 filed with the Securities and Exchange Commission on March 29, 2019 in the Company’s Annual Report on Form 20-F. Certain comparative figures have been reclassified to conform to changes in presentation in the current period.
Adoption of new accounting standards

On January 1, 2019, the Company adopted the requirements of ASU 2016-02 ”Leases”  (“ASC 842” or “the new lease standard”), applying the alternative transition method, which is consistent, with the approach the Company elected under the new revenue standard adopted as of January 1, 2018.  The Company has elected to adopt the practical expedient for lessors to combine lease and non-lease components of revenue earned by its vessels under time charter agreements classified as operating leases. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel, in return for the payment of a specified daily hire rate. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. All of the Company’s time charter agreements provide for fixed consideration. The revenue earned under time charter contracts is not negotiated in separate components. The Company assessed that the lease component included in its time charter contracts, if accounted separately, would be classified as an operating lease. In addition, the timing and pattern of transfer of the non-lease component and the associated lease component in a time charter are the same. All of the Company’s revenues for the three months ended March 31, 2019 and 2018 derive from time charter agreements that are classified as operating leases.
The Company believes that combining the lease and non-lease components provides for more meaningful financial reporting as it is more reflective of the predominant component in the time charter contracts that is the lease component.
As a result of this adoption, there was no cumulative impact to the Company’s retained earnings at January 1, 2019. The comparative information has not been recasted and continues to be reported under the accounting standards in effect for those periods (ASC 840), including disclosure requirements.
Counterparty risk

The majority of the Company’s revenues are derived from charters to CMA CGM. The Company is consequently highly dependent on the performance by CMA CGM of its obligations under these charters. The container shipping industry is volatile and is currently experiencing a sustained cyclical downturn. Many container shipping companies have reported financial losses.
If CMA CGM ceases doing business or fails to perform its obligations under the charters, the Company’s business, financial position and results of operations would be materially adversely affected as it is probable that, even if the Company was able to find replacement charters, such replacement charters would be at significantly lower daily rates and shorter durations. If such events occur, there would be significant uncertainty about the Company’s ability to continue as a going concern.
These interim unaudited consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The interim unaudited consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, nor to the amounts and classification of liabilities that may be necessary should the Company be unable to continue as a going concern.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(b)	Principles of Consolidation

The accompanying interim unaudited consolidated financial information include the financial statements of the Company and its wholly owned subsidiaries; the Company has no other interests. All significant intercompany balances and transactions have been eliminated in the Company’s interim unaudited consolidated financial statements.

(c)	Vessels in operation

Vessels are generally recorded at their historical cost, which consists of the acquisition price and any material expenses incurred upon acquisition. Vessels acquired in a corporate transaction accounted for as an asset acquisition are stated at the acquisition price, which consists of consideration paid, plus transaction costs less any negative goodwill, if applicable. Vessels acquired in a corporate transaction accounted for as a business combination are recorded at fair value. Vessels acquired as part of the Marathon Merger in 2008 were accounted for under ASC 805, which required that the vessels be recorded at fair value, less the negative goodwill arising as a result of the accounting for the merger.
Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels.
Borrowing costs incurred during the construction of vessels or as part of the prefinancing of the acquisition of vessels are capitalized. There was no capitalized interest for the three months ended March 31, 2019 and the year ended December 31, 2018, respectively. Other borrowing costs are expensed as incurred. Vessels are stated less accumulated depreciation and impairment, if applicable. Vessels are depreciated to their estimated residual value using the straight-line method over their estimated useful lives which are reviewed on an ongoing basis to ensure they reflect current technology, service potential and vessel structure. The useful lives are estimated to be 30 years from original delivery by the shipyard.
Management estimates the residual values of our container vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revision of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2018, management estimated the residual values of its vessels based on scrap rate of $250 per LWT. Effective January 1, 2019 following management’s consideration of current market trends for scrap rates and historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $400. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company for the three months ended March 31, 2019.
For any vessel group which is impaired, the impairment charge is recorded against the cost of the vessel and the accumulated depreciation as at the date of impairment is removed from the accounts.
The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the interim unaudited Consolidated Statements of Income.
Vessels acquisitions

The Poseidon Transaction has been accounted for under ASU 2017-01 as an asset acquisition. The vessels acquired on November 15, 2018, described in note 1, were recorded at their fair value, based on valuations obtained from third party independent ship brokers, less negative goodwill arising as a result of the accounting for the overall Poseidon Transaction, allocated pro-rata. The following table summarizes the accounting for the Poseidon Transaction, including the fair value of the stock-based consideration given:

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(c)	Vessels in operation (continued)

Assets and Liabilities Acquired	Amount
Vessels fair value as of November 15, 2018	$761,248
Negative goodwill allocated pro-rata to the vessels acquired	(143,726)
Vessels fair value recognized as of November 15, 2018 (see note 3)	617,522
Cash and cash equivalents	35,044
Fair value of time charter contracts attached, net of pro-rata allocation of negative goodwill	5,404
Debt assumed	(509,673)
Working capital (excluding cash and cash equivalents)	(11,331)
Total	$136,966

Fair Value of Consideration Given	Amount
Share price as of November 15, 2018 (as adjusted for reverse stock split)	$7.84

Fair value of stock-based consideration	125,133
Capitalized transaction expenses	11,833
Total consideration	$136,966

(d)	Impairment of Long-lived assets

Tangible fixed assets, such as vessels, are reviewed individually for impairment when events or changes in circumstances indicate that their carrying amounts may not be recoverable. Undiscounted projected operating cash flows are determined for each vessel group, which comprises of the vessel, the unamortized portion of deferred dry-docking related to the vessel and the related carrying value of the intangible asset or liability (if any) with respect to the time charter attached to the vessel at its purchase, if applicable (together the “vessel group”) and compared to the carrying value of the vessel group (step one). Within the shipping industry, vessels can be purchased with a charter attached.
The value of the charter may be favorable or unfavorable when comparing the contracted charter rate to then current market rates. An impairment charge is recognized when the sum of the expected undiscounted future cash flows from the vessel group over its estimated remaining useful life is less than its carrying amount (step one) and is recorded equal to the amount by which the vessel group’s carrying amount exceeds its fair value, including any applicable charter. Fair value is determined with the assistance from valuations obtained from third party independent ship brokers (step two).
The assumptions used involve a considerable degree of estimation. Actual conditions may differ significantly from the assumptions and thus actual cash flows may be significantly different to those estimated with a material effect on the recoverability of each vessel’s carrying amount.
The most significant assumptions made for the determination of expected cash flows are (i) charter rates on expiry of existing charters, which are based on forecast charter rates, where relevant, in the four years from the date of the impairment test and a reversion to the historical mean for each vessel thereafter (ii) off-hire days, which are based on actual off-hire statistics for the Company’s fleet (iii) operating costs, based on current levels escalated over time based on long term trends (iv) dry-docking frequency, duration and cost  (v) estimated useful life, which is assessed as a total of 30 years from original delivery by the shipyard and (vi) scrap values.
There were no impairment charges for the three months ended March 31, 2019 and 2018.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(e)	Revenue recognition and related expense

The Company generates revenue by time chartering out its vessels. Revenue is recorded when services are rendered under a signed charter agreement or with other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured.
Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate.
Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Any difference between the charter rate invoiced and the time charter revenue recognized is classified as, or released from, deferred revenue within the interim unaudited Consolidated Balance Sheets.
Charter revenue received in advance which relates to the period after a balance sheet date is recorded as deferred revenue within current liabilities until the respective charter services are rendered.
Under time charter agreements, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel whereas voyage expenses primarily consisting of port, canal and bunkers expenses that are unique to a particular charter are paid for by the charterer, except for commissions, which are always paid for by the owner and are included in time charter and voyage expenses as would be provisions for losses on time charters in progress and other miscellaneous owner’s expenses.
Expenses related to our revenue-generating contracts are recognized as incurred.

(f)	Fair Value Measurement and Financial Instruments

Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities and long-term debt. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item or included below as applicable.
Fair value measurement: Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the “exit price”) in an orderly transaction between market participants at the measurement date. The hierarchy is broken down into three levels based on the observability of inputs as follows:
Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.  Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.
Financial Risk Management: The Company activities expose it to a variety of financial risks including fluctuations in, time charter rates, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

2.	Summary of Significant Accounting Policies and Disclosures (continued)

(g)	Fair Value Measurement and Financial Instruments (continued)

Credit risk: The Company closely monitors its credit exposure to customers and counter-parties for credit risk. The Company has entered into commercial management agreement with Conchart Commercial Inc. (“Conchart”), pursuant to which Conchart has agreed to provide commercial management services to the Company, including the negotiation, on behalf of the Company, vessel employment contracts (see note 5).  Conchart has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.
Financial instruments that potentially subject the Company to concentrations of credit risk are accounts receivable and cash and cash equivalents. The Company does not believe its exposure to credit risk is likely to have a material adverse effect on its financial position, results of operations or cash flows.
Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.
(h)	Recent accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which amends the impairment model by requiring entities to use a forward-looking approach based on expected losses to estimate credit losses on certain types of financial instruments, including trade receivables. In December 2018, the FASB issued Accounting Standards Update No. 2018-19 “Codification improvements to Topic 326”, which clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842, Leases. The ASU 2016-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements.
The Company does not believe that any other recently issued, but not yet effective, accounting pronouncements would have a material impact on its interim unaudited consolidated financial statements.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

3. Vessels in Operation

	Vessel Cost, as adjusted for Impairment charges	Accumulated Depreciation	Net Book Value
As of January 1, 2018	$734,534	$(148,014)	$586,520

Additions	11,675	—	11,675
Acquisitions through the Poseidon Transaction	617,522	—	617,522
Depreciation	—	(31,117)	(31,117)
Impairment loss	(139,354)	67,520	(71,834)

As of December 31, 2018	$1,224,377	$(111,611)	$1,112,766

Additions	637	—	637
Depreciation	—	(9,799)	(9,799)

As of March 31, 2019	$1,225,014	$(121,410)	$1,103,604

On June 18, 2018, the Company took delivery of a 2005-built, 2,824 TEU containership, now named GSL Valerie, for a total cost of $11,436.

On November 15, 2018, the Company completed the Poseidon Transaction, acquiring 20 containerships, one of which, the Argos, was contracted to be sold which sale was completed in December 2018. The Poseidon vessels were recorded at their fair value, less negative goodwill arising as a result of the accounting for the Poseidon Transaction, allocated pro-rata at that date. The vessel contracted to be sold at the date of the transaction was classified as an asset held-for-sale and was held at a fair value which equalled the agreed sale price. As a result, no gain or loss was been recognized in the Company’s Consolidated Statements of Income.

Whilst charter rates in the spot market and asset values saw overall improvements through 2018, taking into account the seasonal as well as cyclical nature of the container shipping industry, the recovery was not considered to have been sufficiently sustained not to undertake a fleet-wide review for impairment as at December 31, 2018 for the 19 vessels in the GSL Fleet. The impairment review resulted in an impairment charge on three vessels, totalling $71,834, being recognized during the year ended December 31, 2018.

As of March 31, 2019, 18 vessels of the GSL Fleet were pledged as collateral under the 2022 Notes and the Citi Super Senior Term Loan (“Citi Credit Facility”), and one vessel of the GSL Fleet was pledged as collateral under the Hayfin Credit Facility. Additionally, the loan facilities of Poseidon Fleet are collateralized by preferred mortgages over the 19 Poseidon vessels (see note 3).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt

Facilities	March 31, 2019	December 31, 2018
2022 Notes	$360,000	$360,000
Less repurchase of Notes	(20,000)	(20,000)
Less original issue discount	(3,600)	(3,600)
Accumulated amortization of original issue discount	1,143	941
2022 Notes (a)	$337,543	$337,341
Poseidon-DVB Credit Facility (b)	50,164	51,063
Poseidon-Credit Agricole Credit Facility (c)	52,664	53,069
Poseidon-Blue Ocean Credit Facility (d)	23,831	23,830
Poseidon-ABN-AMRO Credit Facility (e)	62,060	62,189
Poseidon-ATB Credit Facility (f)	17,100	17,100
Poseidon-Credit Agricole Credit Facility (g)	78,500	80,000
Poseidon-Blue Ocean Credit Facility (h)	38,500	38,500
Poseidon-Deutsche, CIT, Entrust Credit Facility (i)	177,206	180,500
Citi Credit Facility (j)	34,800	34,800
Hayfin Credit Facility (k)	8,125	8,125
Less: Deferred financing costs (n)	(8,554)	(9,299)
Total	$871,939	$877,218
Less: Current portion of 2022 Notes (a)	(20,000)	(20,000)
Less: Current portion of Poseidon-DVB Credit Facility (b)	(4,960)	(2,231)
Less: Current portion of Poseidon-Credit Agricole Credit Facility (c)	(2,453)	(405)
Less: Current portion of Poseidon-Blue Ocean Credit Facility	(828)	—
Less: Current portion of Poseidon-ABN-AMRO Credit Facility (e)	(1,589)	(129)
Less: Current portion of Poseidon-ATB Credit Facility (f)	(3,894)	(1,628)
Less: Current portion of Poseidon-Credit Agricole Credit Facility (g)	(6,000)	(6,000)
Less: Current portion of Poseidon-Deutsche, CIT, Entrust Credit Facility (i)	(14,459)	(13,695)
Less: Current portion of Citi Credit Facility (j)	(20,000)	(20,000)
Less: Current portion of Hayfin Credit Facility (k)	(350)	—
Non-current portion of Long-Term Debt	$797,406	$813,130

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

a)	9.875% First Priority Secured Notes due 2022

On October 31, 2017, the Company completed the sale of $360,000 in aggregate principal amount of its 9.875% First Priority Secured Notes (the “2022 Notes”) which mature on November 15, 2022. Proceeds after the deduction of the original issue discount, but before expenses, amounted to $356,400.

Interest on the 2022 Notes is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2018. As at March 31, 2019 and December 31, 2018 the 2022 Notes were secured by first priority ship mortgages on the 18 vessels in the GSL Fleet and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Mortgaged Vessel. In addition, the 2022 Notes are fully and unconditionally guaranteed, jointly and severally, by the Company’s 18 vessel owning subsidiaries and Global Ship Lease Services Limited.

The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.

The original issue discount is being amortized on an effective interest rate basis over the life of the 2022 Notes.

The Company is required to repay $40,000 each year for the first three years and $35,000 thereafter, across both the 2022 Notes and the new Citi Credit Facility - see 4(j) below. The Citi Credit Facility has minimum fixed amortization whereas as long as amounts are outstanding under that Facility amortization of the 2022 Notes is at the option of the noteholders, who can accept or reject an annual tender offer the Company is obliged to make.  In December 2018, the tender offer was accepted in full and the Company repurchased $20,000 of the 2022 Notes at a purchase price of 102%. Around the second anniversary of the issue of the 2022 Notes, the Company will further offer to redeem $20,000 of the 2022 Notes at a purchase price of 102%. Any such offer not accepted will be applied to repay the Citi Credit Facility at par. Should the amount outstanding under the Citi Credit Facility be insufficient to absorb the total amount to be repaid, the excess will be mandatorily redeemed against the 2022 Notes at 102%. Around the third anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $40,000 of the 2022 Notes at a purchase price of 102%, less any amount remaining under the Citi Credit Facility. Around the fourth anniversary of the issue of the 2022 Notes, the Company will mandatorily redeem $35,000 of the 2022 Notes at a purchase price of 102%.

On December 20, 2018, the Company entered into a first supplemental indenture for the 2022 Notes according to which the date beginning on which the Company is permitted to pay dividends to common shareholders in an aggregate amount per year equal to 50% of the consolidated net profit after taxes of the Company for the preceding financial year, was brought forward from January 1, 2021 to January 1, 2020. Also, certain restrictions were agreed in the increase in the permitted transfer basket and the immediate increase in dividend capacity as a result of completing the Poseidon Transaction, and certain other provisions of the Indenture, among other things, the restricted payment covenant, the arm’s length transaction covenant and the reporting covenant were amended.

As of March 31, 2019, the outstanding balance was $337,543, net of the outstanding balance of the original issue discount.

b)	$52.6 Million DVB Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the four vessel owning companies of Maira, Nikolas, Newyorker and Mary, on the date of completion of the transaction of $51,063 with DVB Bank SE (“DVB”). The agreement is dated July 18, 2017, with initial drawdown amount of $52,625 and final maturity of December 31, 2020.

The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranches A and B each amounting to $5,500 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,429 payable in December 31, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
b)	$52.6 Million DVB Credit Facility (continued)

Tranche C amounting to $5,800 is scheduled to be repaid in four consecutive quarterly instalments of $267 starting from March 31, 2020 and a balloon payment of $4,734 payable in December 31, 2020. Tranche D of the remaining $35,800 is scheduled to be repaid in four consecutive quarterly instalments of $1,083 starting from March 31, 2020 and a balloon payment of $31,500 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
The facility bears interest at LIBOR plus a margin of 2.85% per annum.
As of March 31, 2019, the outstanding balance on this facility was $50,164.
c)	$55.7 Million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Dolphin II, Kristina and Athena, on the date of completion of the transaction of $54,025 with Credit Agricole Corporate and Investment Bank (“Credit Agricole”). The agreement is dated August 11, 2017, with initial drawdown amount of $55,650 and final maturity of December 31, 2020.
The facility has a repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance of the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Tranche A amounting to $19,400 is scheduled to be repaid in four consecutive quarterly instalments of $350 starting from March 31, 2020 and a balloon payment of $18,000 payable in December 31, 2020. Tranche B amounting to $10,500 is scheduled to be repaid in four consecutive quarterly instalments of $200 starting from March 31, 2020 and a balloon payment of $9,700 payable in December 31, 2020. Tranche C amounting to $25,750 is scheduled to be repaid in four consecutive quarterly instalments of $850 starting from March 31, 2020 and a balloon payment of $22,350 payable also in December 31, 2020. In addition to the repayment schedule of all tranches and the cash sweep mechanism, certain financial covenants will apply starting from January 1, 2020.
This facility bears interest at LIBOR plus a margin of 2.75% per annum.
As of March 31, 2019, the outstanding balance on this facility was $52,664.
d)	$24.5 Million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the vessel owning company of Agios Dimitrios on the date of completion of the transaction of $24,231 with Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Blue Ocean Investments SPC One and Blue Ocean Investments SPC Three (together, “Blue Ocean”). The agreement is dated August 11, 2017, with initial drawdown amount of $24,500 and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive quarterly instalments of $650 starting from March 31, 2020 and a balloon payment of $21,900 payable in December 31, 2020.
This facility bears interest on $18,830 of principal at LIBOR plus a margin of 4.0% per annum.
As of March 31, 2019, the outstanding balance on this facility was $23,831.
e)	$65.3 Million ABN AMRO Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the two vessel owning companies of Orca II and Katherine, on the date of completion of the transaction of $64,254 with ABN AMRO Bank N.V. The agreement is dated August 30, 2017, with initial drawdown amount of $65,300 and final maturity of December 31, 2020.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)
e)	$65.3 Million ABN AMRO Bank Credit Facility (continued)

The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. The facility is scheduled to be repaid in four consecutive instalments in the amount of $1,125 starting from March 31, 2020 plus a balloon instalment of $60,800 at the maturity date, December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.42% per annum up to March 31, 2019 and afterwards 3.50% per annum.
As of March 31, 2019, the outstanding balance on this facility was $62,060.
f)	$17.1 Million Amsterdam Trade Bank (“ATB”) Credit Facility
In connection with the Poseidon Transaction, the Company assumed debt from THD Maritime Co. Limited, a holding company of the three vessel owning companies of Tasman, Dimitris Y and Ian H, on the date of completion of the transaction of $17,100 with Amsterdam Trade Bank N.V. The agreement is dated October 9, 2018 with initial drawdown amount of $17,100 divided in three tranches of $5,700 each and final maturity of December 31, 2020.
The facility has a following repayment schedule along with a cash sweep clause, whereby the excess cash flows will be used against the outstanding balance on the facility and will be specifically applied to the prepayment of the balloon instalment up to a specific amount. Each Tranche is scheduled to be repaid in four consecutive quarterly instalments of $110 each, with the first being due on March 31, 2020 and the final together with a balloon payment of $5,260 on December 31, 2020.
This facility bears interest at LIBOR plus a margin of 3.90% per annum.
As of March 31, 2019, the outstanding balance on this facility was $17,100.
g)	$80.0 Million Credit Agricole Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, Alexis, (previously named UASC Bubiyan) and Olivia I (previously named UASC Yas) on the date of completion of the transaction of $80,000 with Credit Agricole. The agreement is dated October 3, 2018, with initial drawdown amount of $80,000 and final maturity of June 30, 2020. An amendment to the agreement was entered into on April 22, 2019, whereby the final maturity date was amended to April 5, 2021 and the number of quarterly repayments increased from six to 10.
The Facility is repayable in 10 equal quarterly instalments of $1,500 each with a final balloon of $65,000 payable together with the final instalment (see note 10).
This facility bears interest at LIBOR plus a margin of 3.00% per annum for the first 6 months, 3.25% for the following 12 months and 3.50% thereafter payable quarterly in arrears.
As of March 31, 2019, the outstanding balance on this facility was $78,500.
h)	$38.5 Million Blue Ocean Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas) on the date of completion of the transaction of $38,500 with Blue Ocean. The agreement is dated October 3, 2018, with initial drawdown amount of $38,500 and final maturity of October 3, 2023.
The Facility is scheduled to be repaid in one instalment at maturity date and bears interest at 10.0% fixed payable quarterly in arrears.
As of March 31, 2019, the outstanding balance on this facility was $38,500.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

i)	$180.5 Million Deutsche, CIT, Entrust Credit Facility

In connection with the Poseidon Transaction, the Company assumed debt from the three vessel owning companies of UASC Al Khor, Maira XL and Anthea Y on the date of completion of the transaction of $180,500 with Deutsche Bank AG. The agreement is dated November 9, 2018, with initial drawdown amount of $180,500 and final maturity of June 30, 2022.
On December 31, 2018, the Company entered into a deed of amendment and restatement with the bank. Based on this restatement there was a re-tranche of the existing facility such that it was split into a senior facility in an amount of $141,900 (“Senior Facility”) and a junior facility in an amount of $38,600 (“Junior Facility”). The Lenders of the Senior Facility are Deutsche Bank AG and CIT Bank N.A and the Lenders of the Junior Facility are Deutsche Bank AG, Blue Ocean Income Fund LP, Blue Ocean Onshore Fund LP, Entrustpermal ICAV, Blue Ocean Investments SPC one and Blue Ocean Investments SPC for three. The final maturity of both Facilities (Senior and Junior) will be June 30, 2022. In addition to the repayment schedule a cash sweep mechanism based on a DSCR ratio of 1.10:1 (DSCR ratio is the ratio of Cash Flow to the Cash Flow Debt Service) will apply pro rata against the Senior Facility and the Junior Facility.
Senior Facility
The Senior Facility comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 13 instalments of $868, and a final instalment of $35,148. Tranche B relates to Anthea Y and is repayable in 13 instalments of $863 and a final instalment of $35,218. Tranche C relates to Maira XL and is repayable in 13 instalments of $858 and a final instalment of $35,288.
The Senior Facility bears interest at LIBOR plus 3.0% payable quarterly in arrears.
As of March 31, 2019, the outstanding balance on the Senior Facility was $139,310.
Junior Facility
The Junior Facility comprised of three Tranches. Tranche A relates to Al Khor and is repayable in 13 instalments of $236 and a final instalment of $9,563. Tranche B relates to Anthea Y and is repayable in 13 instalments of $235 and a final instalment of $9,577. Tranche C relates to Maira XL and is repayable in 13 instalments of $233 and a final instalment of $9,604.
The Junior Facility bears interest at LIBOR plus 10.0% payable quarterly in arrears.
As of March 31, 2019, the outstanding balance on the Junior Facility was $37,896.
j)	$54.8 Million Citi Credit Facility

On October 26, 2017, and in connection with the 2022 Notes, the Company entered into a new $54,800 loan with Citibank N.A. The loan was drawn down in full on October 31, 2017 and matures no later than October 31, 2020. The interest rate is LIBOR plus a margin of 3.25% and is payable at least quarterly.
Amortization, which may be increased as described in note 4(a) above, is payable semi-annually and is a minimum of $20,000 in each of the first and second years with the balance to be repaid in the third year.
The collateral provided to the 2022 Notes also secures on a first priority basis the Citi Credit Facility. The Company is required to have a minimum cash balance of $20,000 on each test date, being March 31, June 30, September 30 and December 31 in each year.
As of March 31, 2019, the outstanding balance on this facility was $34,800.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

k)	$65.0 Million Hayfin Credit Facility

On September 7, 2018, the Company and certain subsidiaries entered into a facility agreement with Hayfin Services LLP (the “Lenders”) which provides for a secured term loan facility of up to $65,000. The Hayfin Credit Facility is to be borrowed in tranches and is to be used in connection with the acquisition of vessels as specified in the Hayfin Credit Facility or as otherwise agreed with the Lenders. Hayfin Credit Facility, which is non-amortizing, is available for drawing until May 10, 2019 and has a final maturity date of July 16, 2022. The interest rate is LIBOR plus a margin of 5.5% and is payable at each quarter end date. A commitment fee of 2.0% per annum is due on the undrawn commitments until May 10, 2019.
Any debt drawn under the Hayfin Credit Facility will be secured by first priority ship mortgage on the acquired vessel (the “Facility Mortgaged Vessel”) and by assignments of earnings and insurances, pledges over certain bank accounts, as well as share pledges over each subsidiary owning a Facility Mortgaged Vessel. In addition, the Hayfin Credit Facility is fully and unconditionally guaranteed, jointly and severally, by the Company, GSL Holdings, Inc. and Facility Mortgaged Vessel owning subsidiaries. An initial tranche of $8,125 was drawn on September 10, 2018 in connection with the acquisition of the GSL Valerie. Any future tranche cannot exceed 65% of the charter free market value of the vessel to be acquired. The Company is required to have a minimum cash balance of $20,000, on a consolidated basis, on each test date, being March 31, June 30, September 30 and December 31 in each year. The Company is also required to hold, at all times, a cash balance of $500 per Facility Mortgaged Vessel and a reserve for dry-docking costs of the Facility Mortgaged Vessels; these are both shown in the Balance Sheets as Restricted Cash.
As of March 31, 2019, the outstanding balance of this facility was $8,125.
l)	$14.35 Million DVB Argos Credit Facility
On November 14, 2018, the vessel owning company of Argos entered into a deed of amendment and restatement of a loan agreement on a $14,300 facility with DVB Bank. This facility was fully repaid on December 19, 2018 following the sale of Argos.

m)	Repayment Schedule
Maturities of long-term debt for the years subsequent to March 31, 2019 are as follows:
Payment due by period ended	Amount
March 31, 2020	$74,533
March 31, 2021	332,570
March 31, 2022	48,176
March 31, 2023	389,171
March 31, 2024	38,500
$882,950

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

4.	Long-Term Debt (continued)

n)	Deferred Financing Costs

	March 31, 2019	December 31, 2018
Opening balance	$9,299	$12,818
Expenditure in the period	—	307
Amortization included within interest expense	(745)	(3,826)
Closing balance	$8,554	$9,299

In 2018, costs amounting to $307 were incurred in connection with the Hayfin Credit Facility for the acquisition of GSL Valerie. These are being amortized on an effective interest rate basis over the life of the financings for which they were incurred. In addition, fees amounting to $2,055 were incurred in connection with the above mentioned loan and the unamortized balance is presented within “Other non-current assets”.

o)	Debt covenants-securities

Amounts drawn under the facilities listed above are secured by first priority mortgages on the Company’s vessels and other collateral. The majority of the credit facilities contain a number of restrictive covenants that limit the Company from, among other things: incurring or guaranteeing indebtedness; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of the vessel owning entities. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, specific credit facilities require compliance with a number of financial covenants including debt ratios and minimum liquidity and corporate guarantor requirements. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with.

As of March 31, 2019 and December 31, 2018, the Company was in compliance with its debt covenants.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

5.	Related Party Transactions

CMA CGM is presented as a related party due to the fact that as of March 31, 2019, it was a significant shareholder of the Company, owning Class A representing 15.55% and as of December 31, 2018, owning Class A and Class B common shares representing 15.55%, respectively of voting rights in the Company. Amounts due to and from CMA CGM companies are shown within amounts due to or from related parties in the interim unaudited Consolidated Balance Sheets.
Time Charter Agreements
A number of the Company’s time charter arrangements are with CMA CGM. Under these time charters, hire is payable in advance and the daily rate is fixed for the duration of the charter. Revenues generated from charters to CMA CGM are shown separately in the interim unaudited Consolidated Statements of Income. The outstanding receivables due from CMA CGM are presented in the interim unaudited Consolidated Balance Sheets under "Due from related parties" totalling $1,086 and $817 as of March 31, 2019 and December 31, 2018, respectively.
Ship Management Agreements
Technomar Shipping Inc. (“Technomar”) is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. The Company has a number of ship management agreements with Technomar under which the ship manager is responsible for all day-to-day ship management, including crewing, purchasing stores, lubricating oils and spare parts, paying wages, pensions and insurance for the crew, and organizing other vessel operating necessities, including the arrangement and management of dry-docking. For the 19 vessels of Poseidon Fleet, the ship management agreements were effective at the date of the completion of the Poseidon Transaction, while for the GSL Fleet, the agreements will be effective upon the transfer of management of each vessel to Technomar. The management of 10 vessels was transferred to Technomar during the three months ended March 31, 2019.
As of December 31, 2018, the Company outsourced day-to-day technical management of seven of its vessels in the GSL Fleet to CMA Ships Limited (“CMA Ships”), a wholly owned subsidiary of CMA CGM. The Company pays CMA Ships an annual management fee of $123 per vessel (2018: $123) and reimburses costs incurred by CMA Ships on its behalf, mainly being for the provision of crew, lubricating oils and routine maintenance. Such reimbursement is subject to a cap per day per vessel, depending on the vessel. The impact of the cap is determined annually on a vessel by vessel basis for so long as the initial charters remain in place; no claims have been made under the cap agreement.
The management fees charged to the Company by Technomar and CMA Ships for the three months ended March 31, 2019 amounted to $1,610 and $195, respectively (three months ended March 31, 2018: Technomar-$nil and CMA Ships-$322) and are shown in vessel operating expenses-related parties in the interim unaudited Consolidated Statements of Income. As of March 31, 2019, any outstanding fees due to Technomar and CMA Ships are presented in the interim unaudited Consolidated Balance Sheets under "Due to related parties" totalling $144 and $1,151 respectively (December 31, 2018: Technomar-$1,362  and CMA Ships-$1,829).
Conchart Commercial Inc. (“Conchart”) provides commercial management services to the Company and is presented as a related party, as the Company’s Executive Chairman is a significant shareholder. Under the management agreements, Conchart, is responsible for (i) marketing of the Company’s vessels, (ii) seeking and negotiating employment of the Company’s vessels, (iii) advise the Company on market developments, developments of new rules and regulations, (iv) assisting in calculation of hires, freights, demurrage and/or dispatch monies and collection any sums related to the operation of vessels, (v) communicating with agents, and (vi) negotiating sale and purchase transactions. For the 19 vessels of Poseidon Fleet, the agreements were effective from the date of the completion of the Poseidon Transaction; for the GSL Fleet, the agreements will come into effect when new charters are entered into and applied to two vessels up to March 31, 2019.
The fees charged to the Company by Conchart for the three months ended March 31, 2019 amounted to $430 (2018: nil) and are disclosed within time charter and voyage costs-related parties in the interim unaudited Consolidated Statements of Income.
Any outstanding fees due to Conchart are presented in the Consolidated Balance Sheets under "Due to related parties" totalling $253 and $126 as of March 31, 2019 and December 31, 2018, respectively.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

6.	Commitments and Contingencies

Charter Hire Receivable
The Company has entered time charters for its vessels. The charter hire is fixed for the duration of the charter. The minimum contracted future charter hire receivable, net of address commissions, not allowing for any off-hire, assuming expiry at earliest possible dates and assuming options callable by the Company included in the charters are not exercised, for the 38 vessels as at March 31, 2019 is as follows:
Year ending	Amount
March 31, 2020	210,103
March 31, 2021	147,409
March 31, 2022	120,155
March 31, 2023	91,980
Thereafter	94,734
Total minimum lease revenue, net of address commissions	664,381

7.	Share Capital

As of March 31, 2019, the Company had one class of common shares.
On March 25, 2019, the Company effected a one-for-eight reverse stock split of the Company’s issued Class A common shares (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company’s Board of Directors, following approval of shareholders at a Special Meeting on March 20, 2019. The reverse stock split did not change the authorized number of shares or par value of the Company’s common shares. As part of the completion of the Poseidon Transaction, the outstanding shares of Class B common shares converted to Class A common shares on a one-for-one basis on January 2, 2019 and were also retrospectively adjusted for the one-for-eight reverse stock split.
On completion of the Poseidon Transaction on November 15, 2018, the Company issued 3,005,603 Class A common shares and 250,000 new Series C Preferred Shares of par value $0.01. Each Series C Preferred Share carries 38.75 votes and are convertible in certain circumstances to a total of 12,955,187 Class A common shares. They are entitled to a dividend only should such a dividend be declared on the Class A common shares. As a part of the completion of the Poseidon Transaction, all outstanding restricted stock units vested on November 15, 2018 and as a result a total of 60,425 Class A common shares were also issued.
On August 20, 2014, the Company issued 1,400,000 depositary shares, each of which represents 1/100th of one share of the Company’s 8.75% Series B Cumulative Redeemable Perpetual Preferred Shares (the “Series B Preferred Shares”). The net proceeds from the offering were $33,497. Dividends are payable at 8.75% per annum in arrears on a quarterly basis.  At any time after August 20, 2019 (or within 180 days after the occurrence of a fundamental change), the Series B Preferred Shares may be redeemed, at the discretion of the Company, in whole or in part, at a redemption price of $2,500.00 per share (equivalent to $25.00 per depositary share). These shares are classified as Equity in the Consolidated Balance Sheets. The dividends payable on the Series B Preferred Shares are presented as a reduction of Retained Earnings in the Consolidated Statements of Equity, when and if declared by the Board of Directors. An initial dividend was declared on September 22, 2014 for the third quarter 2014. Subsequent dividends have been declared for all quarters.
Restricted stock units have been granted periodically to the Directors and management, under the Company’s Equity Incentive Plans, as part of their compensation arrangements (see note 8).

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

8. Share-Based Compensation

On February 4, 2019, the 2019 Omnibus Incentive Plan (the “2019 Plan”) was adopted, and the 2015 Plan and its predecessor plan from 2008 were terminated.
The 2019 Plan is administered by the compensation committee of the Board. The maximum aggregate number of Class A common shares that may be delivered pursuant to awards granted under the 2019 Plan during its 10-year term is 1,812,500. The maximum number of Class A common shares with respect to which awards may be granted to any non-employee director in any one calendar year is 12,500 shares or $100,000. No awards have been made under the 2019 Plan.
Restricted stock units were granted to five members of management on March 1, 2018 under the 2015 Plan, as part of their 2018 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual leaves employment, provided that this was after March 31, 2019 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2019 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2021.
Restricted stock units were granted to five members of management on January 8, 2018 under the 2015 Plan, as part of their 2017 remuneration, divided into two tranches. The first tranche (12,500 restricted stock units) would vest when the individual left employment, provided that this was after March 31, 2018 and was not for cause. The second tranche (12,500 restricted stock units) would also vests after March 31, 2018 on the same terms, but, in addition, only if and when the share price had been at or above $24.00 for 20 consecutive trading days and provided that this had occurred before December 31, 2020.
Share based awards since January 1, 2018, are summarized as follows:
	Restricted Stock Units
	Number of Units
	Management	Directors	Weighted Average Fair Value on GrantDate	Actual Fair Value on Vesting Date
Unvested as at January 1, 2018	62,500	—	$19.36	n/a
Granted in January 8, 2018	25,000	—	9.28	n/a
Granted in March 1, 2018	25,000	—	9.04	n/a
Vested on November 15, 2018	(112,500)	—	n/a	7.92
Unvested as at December 31, 2018	—	—	$—	—
Unvested as at March 31, 2019	—	—	$—	—

Using the graded vesting method of expensing the restricted stock unit grants, the weighted average fair value of the stock units is recognized as compensation costs in the Consolidated Statements of Income over the vesting period. The fair value of the restricted stock units for this purpose is calculated by multiplying the number of stock units by the fair value of the shares at the grant date, which is discounted for dividends forfeited over the vesting period. The Company has not factored any anticipated forfeiture into these calculations based on the limited number of participants.
On November 15, 2018, as a result of the completion of the Poseidon Transaction, all 112,500 unvested restricted stock units vested and as a result, 60,425 Class A common shares were issued, with the balance being retained by the Company to fund individual’s personal tax liabilities under UK tax legislation, based on a fair value per share of $7.92.
During the year ended December 31, 2018, 4,266 shares were issued under the 2015 Plan, representing 20% of directors’ base fee for 2017 and 2016 respectively. The number of shares to be issued was determined based on a notional value per share of $32.00 rather than market values.
For the three months ended March 31, 2019 and 2018, the Company recognized a total of $nil and $45, respectively, in respect of stock based compensation.

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except share data)

9. Earnings per Share
Basic earnings per common share is presented under the two-class method and is computed by dividing the earnings available to common shareholders by the weighted average number of common shares outstanding for the period.
Under the two-class method, net income, if any, is first reduced by the amount of dividends declared in respect of common shares for the current period, if any, and the remaining earnings are allocated to common shares and participating securities to the extent that each security can share the earnings assuming all earnings for the period are distributed. The net income allocated to Class A and Series C shares was based on an as converted basis utilizing the two-class method.
Earnings are only allocated to participating securities in a period of net income if, based on the contractual terms, the relevant common shareholders have an obligation to participate in such earnings. No such obligation exists for Class B common shareholders as at March 31, 2019, as they have converted to Class A common shares on a one-for-one basis on January 2, 2019 (see note 7). As a result, earnings would only be allocated to the Class A common shareholders and Series C preferred shareholders.
At March 31, 2019, there were no unvested awards under any of the Company’s incentive plans, only Class A common shares and Series C preferred shares were participating securities.
At March 31, 2018, there were 900,000 restricted stock units granted and unvested as part of management’s equity incentive plan. As of March 31, 2018 only Class A and B common shares are participating securities.
For the three months ended March 31, 2018, the diluted weighted average number of Class A common shares outstanding is the same as the basic weighted average number of shares outstanding, including the RSU’s without service conditions. The diluted weighted average number of shares excludes any outstanding share-based incentive awards as these would have had an antidilutive effect.
	Three month ended March 31,
	2019	2018
Numerator:
Net income attributable to common shareholders	10,052	4,192
Undistributed income attributable to Series C participating preferred shares	(5,690)	—
Net income available to common shareholders, basic and diluted	4,362	4,192

Net income available to:
Class A, basic and diluted	4,362	4,192
Class B, basic and diluted	—	—

Denominator:
Class A Common shares
Basic weighted average number of common shares outstanding	9,932,664	5,951,216
Weighted average number of RSUs without service conditions	—	50,000
Common share and common share equivalents, basic and diluted	9,932,664	6,001,216

Class B Common shares
Basic weighted average number of common shares outstanding	—	925,745
Common shares, basic and diluted	—	925,745

Basic and diluted common income per share:
Class A	0.44	0.72
Class B	—	—

Series C Preferred Shares-basic and diluted income per share:
Undistributed income attributable to Series C participating preferred shares	5,690	—
Basic and diluted weighted average number of Series C Preferred shares outstanding, as converted	12,955,187	—
Basic and diluted income per share	0.44	—

Global Ship Lease, Inc.

Notes to the Interim Unaudited Consolidated Financial Statements (continued)

(Expressed in thousands of U.S. dollars except per share data)

10. Subsequent Events
On April 22, 2019, the three vessel owning companies of Alexandra, UASC Bubiyan and Olivia I (ex. UASC Yas), entered jointly and severally into a supplemental agreement with Credit Agricole in order to amend the repayment schedule and the loan maturity to April 5, 2021. (see Note 4)